Exhibit 99.1

TERM SHEET

Perma-Fix Medical Holdings U.S.

This Term Sheet is entered into as of the date of the last signature to the agreement (the “Effective Date”) by and among Perma-Fix Medical, S.A. (“PFM”), Perma-Fix Environmental Services, Inc., a major shareholder of PFM (“PESI”), and Perma-Fix Medical Corporation, a Delaware Corporation, and a wholly owned subsidiary of PFM (the “Company”), and CAT Ventures Medical Isotopes LLC (“Investor”). The following summarizes the principal terms as to a proposed sale of Preferred Shares, Common Shares, the issuance of various Warrants to named parties and certain other transactions by and among the Company, the Investor, PFM, and PESI (together the “Transactions”).

Company:	Perma-Fix Medical Corporation.

Investment:

Investor shall purchase 1,250,000 shares of non-dividend paying Series A Preferred Stock of the Company (“Series A Preferred Stock”) for US $10.0 Million, or $8 per share, (the “Series A Purchase Price”). Immediately following the closing of the purchase of the Series A Preferred Stock by the Investor (the “Closing”), Investor will own approximately 48.6% of the Company’s issued and outstanding shares of voting equity securities as though all of PFM’s current shareholders own the same ownership in the Company just prior to the Closing. Investor will have 90 days from the Effective Date to complete the Closing and the purchase of the Series A Preferred Stock.

Within 30 days of the Investors Closing of the purchase of the Series A Preferred Stock of the Company, the Investor shall ensure that the Company pays $500,000.00 to PESI towards the $2.3 million PFM now owes to PESI. The remaining balance of this $2.3 million debt currently owed, plus any additional debts by PFM to PESI accruing before Closing, will be repaid as soon as practicable, but not later than 120 days from the date of the Closing.

Exclusive Negotiations:	PFM and PESI will not, and will cause the Company not to, engage with any third party as to the sale of any securities by the Company or PFM for 90 days from the Effective Date of this Term Sheet.

Board of Directors:

The Company will have 7 directors. The holders of the Series A Preferred Stock shall appoint two Company directors (the “Series A Directors”) upon completion of Closing of the Series A Preferred Stock, PESI shall appoint two directors, Digirad Corporation shall appoint one director and the Board will elect two independent directors. If allowed by, and subject to Polish law, a Voting Agreement and other documents deemed reasonably necessary shall be executed to ensure that the members of the Company’s Board of Directors shall also be elected as members of the Supervisory Board of PFM.

Intellectual Property:

On or prior to the Closing, the Patent License Agreement dated March 18, 2014 between PESI and the Company (the “License Agreement”) as to U.S. Patent Application series No. 13/424,289 (the “Patent”) shall be modified to include Ge/Ga-68 systems and to reflect the following modifications: (a) Company will have a paid-up, perpetual, worldwide, royalty-free, exclusive right and license to use the Patent for use in any Tc-99m and Ge/Ga medical applications, including without limitation the use of the Patent in the production and use, , of these radioisotopes in any medical procedures (together the “Field”), (b) Company will maintain its licensed rights to all improvements and modifications to the patent that are developed by Company or any other party in the Field as provided in the current License Agreement, and (c) Company may sublicense the Licensed Rights to any person as provided in the current License Agreement, subject to current License Agreement terms. Other than as modified as discussed above, no other changes to the License Agreement shall be made.

Warrants:

For each share of Series A Preferred Stock purchased by the Investor at Closing, the Investor shall receive a warrant to purchase three-quarters (.75) of one share of the Company’s Common Stock per warrant (the “Investor Warrant”). Each Investor Warrant will have a strike price of nine dollars ($9) per Investor Warrant, and be exercisable within 36 months from completion of the purchase of the Series A Preferred Stock. PESI will also receive a 36-month warrant to purchase 183,606 shares of Company Common Stock at $14 per share (“PESI Warrant”) and Drad will also receive a 36-month warrant to purchase 16,394 shares of Common Stock at $14 per share (“Drad Warrant”).

Investor Warrants, PESI Warrants and Drad Warrants will terminate upon the earlier of:

a.sale or disposition of the whole or a substantial part of the assets or stock of the Company,

b.completion of an initial public offering of the shares of the Company, or

c.3 months following FDA approval.

Tax Issues:	Only if applicable to the purchase of the Series A Preferred Stock, the deal will be structured to qualify the investment by Investor for preferential tax treatment under the Tax Hikes (PATH) Act.

Anti-Dilution Rights:

Broad-based weighted-average anti-dilution protection for any issuance of stock or other equity instruments at a price per share less than the Series A Purchase Price.

Common Stock or Restricted Stock Units issuable upon a stock split, stock dividend, a subdivision of shares of Common Stock or as part of any equity incentive plan (including any rights to acquire Common Stock) will not trigger such anti-dilution adjustment.

Liquidation Preference:

A Deemed Liquidation Event (as defined below) or the dissolution or winding up of the Company will require, proceeds to be paid to the Company’s shareholders as follows:

After paying of all Company debts and liabilities, subject to the laws of Delaware:

(1)     first, pay one times the Series A Purchase Price plus accrued but unpaid dividends on each share of Series A Preferred Stock outstanding;

(2)     Thereafter, all remaining proceeds will be distributed pari passu to holders of Series A Preferred Stock (on an as converted basis) and Common Stock.

“Deemed Liquidation Event” means a merger, consolidation or similar event (other than one in which Company shareholders own a majority by voting power of the outstanding shares of the surviving or acquiring corporation) and a sale, lease, transfer or other disposition of substantially all Company assets.

Preemptive Rights:

Investor will have the right to purchase up to its pro rata share (based on its percentage of outstanding Common Stock on an as converted basis) of any securities offered by the Company, on the same material terms and conditions as the Company proposes to offer such securities to other potential investors, except securities offered pursuant to a registered public offering or pursuant to stock options, warrants or other rights granted by the Company to its employees or pursuant to the Definitive Agreements or pursuant to a financing approved by 75% of the Board of Directors of the Company.

Equity Incentive Plan:

Immediately following the Closing of the purchase of the Series A Preferred Stock by the Investor, the Company shall establish an employee, director and consultant equity incentive plan (the “Plan”), and will reserve approximately 8% of the Company’s outstanding voting shares of capital stock as of the Closing for grants, options, or other similar forms of equity-based remuneration under the Plan.

Subject to applicable law, the Board of Directors shall issue grants under the Plan to certain of the Company’s or PFM’s directors, employees and/or consultants as approved by the Company’s Board of Directors on such terms as required under the Plan, but at a minimum Shameem Hassan shall receive grants equal to the amount previously approved by the Board or the equivalent amount agreed to by Parties.

Expenses:

PFM or the Company shall pay all incorporation, accounting, and legal expenses related to establishing the Company. PFM or the Company will reimburse Investor for all reasonable legal, consulting, and accounting expenses and associated travel costs incurred by Investor in connection with the transactions contemplated hereby, including, but not limited to, preparing and negotiating this Term Sheet and the Definitive Agreements and conducting due diligence in an amount not to exceed $75,000.

Protective Provisions:

Subject to Delaware law, so long as at least 500,000 shares of the Series A Preferred Stock remain outstanding and owned by the Investor, the Company shall not, without the approval, by vote or written consent of the Investor and a majority of the Board of Directors of the Company and, if required under Delaware law, a majority of the outstanding shares of voting equity securities of the Company, voting as a single class

(1)     liquidate, dissolve or wind up the affairs of the Company, or effect any merger or consolidation or any other Deemed Liquidation Event;

(2)     amend, alter, or repeal any provision of the Company’s Certificate of Incorporation or Bylaws in a manner materially adverse to the Series A Preferred Stock;

(3)     create or authorize the creation of or issue any other security convertible into or exercisable for any equity security, having rights, preferences or privileges senior to or on parity with the Series A Preferred Stock, or increase the authorized number of shares of Series A Preferred Stock;

(4)     purchase or redeem or pay any dividend on any capital stock prior to the Series A Preferred Stock, other than stock repurchased from former employees or consultants in connection with the cessation of their employment/services, at the lower of fair market value or cost, other than as approved by the Board, including the approval of the Series A Directors;

(5)     adopt any equity incentive plan, unless approved by a majority of the Board of Directors of the Company;

(6)     sell or dispose of the whole or a substantial part of the assets of the Company and/or any subsidiary;

(7)     approve or make adjustments or modifications to terms of transactions involving the interest of any director or shareholder of the Company and/or affiliate, including but not limited to the making of any loans or advances, whether directly or indirectly, or the provision of any guarantee, indemnity or security for or in connection with any indebtedness of liabilities of any director or shareholder of the Company and/or affiliates, except any such transactions between the Company and PESI, the Company and Digirad or those transactions that have been approved by a majority of the Board of Directors of the Company; or

(8)     increase or decrease the size of the Board;

If at any time the Investor owns a majority of the outstanding voting shares of the Company, the Company shall not, without approval, by vote or written consent of the non-Investor shareholders of the Company, carry out or perform any of the actions listed above in this paragraph “Protective Provisions”.

Conditions to Closing:

The following conditions must be satisfied on or before the Closing:

(1)     There is no material adverse change in Company or PFM;

(2)     Satisfactory completion of technical, accounting, legal and financial diligence by the Investor;

(3)     PESI and Company have modified the terms of the License Agreement according to the terms of this Term Sheet, if necessary;

(4)     other reasonable and customary closing conditions required by Investor; and

(5)     the parties hereto have entered into Definitive Agreements regarding the transactions described in this Term Sheet (“Definitive Agreements”).

Non-Solicitation of Employees

The Investor and the Company agree to not, and to cause their affiliates and subsidiaries to not, by or for themselves, or as an agent, representative, or employee of another, employ any employee of PESI or any of its subsidiaries or attempt to solicit, entice, persuade, or induce any individual who is employed by PESI or any of its subsidiaries to terminate or refrain from renewing or extending such employment or to become employed by or enter into contractual relations with the Investor, the Company, any of the Investor’s or the Company’s affiliates or subsidiaries, or any other individual or entity other than PESI or its subsidiaries.

Representations and Warranties:	Customary representations and warranties made by the Company regarding Company and PFM plus such other reasonable and customary representations and warranties required by Investor.

Indemnity:

The Definitive Agreements will provide that each party will indemnify, defend, and hold harmless each other party and its respective affiliates on a several, but not joint, basis for any actual damages suffered by such indemnified party, other than consequential damages or loss of profits, arising in connection with any material breach of the representations, warranties, covenants and undertakings by the such other parties set forth in the Definitive Agreements.

Disclosure; Confidentiality:

Notwithstanding any nondisclosure, confidentiality, or other agreement to the contrary, Investor may disclose confidential information regarding PFM and Company and the terms of this Term Sheet to any of Investor’s affiliates, agents, employees, representatives, partners, prospective Investors, attorneys, accountants, experts, consultants, and advisors who have executed a reasonable nondisclosure agreement (“NDA”) pre-approved by PESI with signed copies of all such NDA’s to be provided to PESI before any disclosure takes place.

Except as set forth above or as required by law, no party hereto shall disclose the terms and conditions, or the existence, of this Term Sheet with any third party until the Definitive Agreements have been executed and delivered, except further, PESI and PFM may disclose this Term Sheet to their attorneys, accountants, affiliates, agents, employees and directors who have a need to know in order to carry out their duties and responsibilities in connection with the proposed transactions discussed in this Term Sheet, subject to the requirements of the preceding paragraphs.

Due Diligence:

Within five business days of the Effective Date, PEIS and PFM will provide, and cause Company to provide to Investor reasonable access, during normal business hours and with reasonable advance notification, to PFM’s and Company’s facilities, books and records in the form of a data room and will cause the directors, employees, accountants, and other agents and representatives (collectively, "Representatives") of PESI, PFM, and Company to cooperate fully with the Investor and its Representatives in connection with Investor’s due diligence review of PFM, Company and their assets (including intellectual property), contracts, liabilities, operations, records and other aspects of their business, which Investor shall complete due diligence within ten business days upon completed review.

Governing Law:	This Term Sheet will be governed in all respects by the laws of the State of Delaware, without regard to any conflict of law principles.

Term:	This Term Sheet shall terminate 90 days from the Effective Date hereof, unless extended in writing executed by all parties hereto.

(signatures on following page)

Except for the provisions titled “Exclusive Negotiations,” “Disclosure; Confidentiality,” “Non-Solicitation of Employees,” “Due Diligence,” and “Governing Law (all of which shall be binding), (a) this Term Sheet is intended only as a summary of the discussions of the Investor with PESI and PFM as to the proposed investment in the Company by the Investors as described in this Term Sheet, and (b) this Term Sheet is not a binding agreement between or among any parties but is subject to negotiation and execution of Definitive Agreements.

Perma-Fix Medical S.A.	CAT Ventures Medical Isotopes LLC

By: /s/ Stephen Belcher	By: /s/ Jin S. Chun 10/11/16

Name: Stephen Belcher	Name: Jin S. Chun
Title: Chief Executive Officer	Title: Managing Member

Perma-Fix Environmental Services, Inc.     Perma-Fix Medical Corporation

Perma-Fix Environmental Services, Inc		Perma-Fix Medical Corporation

By:	/s/Lou Centofanti	By:	/s/ Ben Naccarato

Name:	L. Centofanti	Name:	B. Naccarato

Title:	CEO	Title:	CFO

Date:	10/11/16	Date:	10-11-16

EXHIBIT A

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